aKB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
Hours per response . . . 12.00



16014917

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 14 2016
Washington DC
416

SEC FILE NUMBER
8 – 43354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

NOLAN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 MAIN ROAD
(No. And Street)

MONTEREY (City) MA (State) 01245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE P. KELLY (413)528-3599
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 WEST 37TH STREET, 4TH FLOOR (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

SEC 1410 (06-02)

aKB

OATH OR AFFIRMATION

I, BRUCE P. KELLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NOLAN SECURITIES CORPORATION, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA B CANTORAL
Notary Public - State of New York
NO. 01CA6247974
Qualified in Queens County
My Commission Expires 9/6/19

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Kelly Securities Corporation D/B/A Nolan Securities Corporation:

We have audited the accompanying statement of financial condition of Kelly Securities Corporation D/B/A Nolan Securities Corporation (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kelly Securities Corporation D/B/A Nolan Securities Corporation as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
March 12, 2016

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 75,448
Fixed assets (net of accumulated depreciation of $88,492)	14,384
TOTAL ASSETS	$ 89,832

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 65,609
TOTAL LIABILITIES	65,609
Stockholder's equity:	
Common stock, no par value, 100 shares authorized, issued and outstanding	5
Additional paid-in capital	394,140
Accumulated deficit	(369,922)
Total stockholder's equity	24,223
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 89,832

The accompanying notes are an integral part of this financial statement.

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Kelly Securities Corporation D/B/A Nolan Securities Corporation (the "Company") is a broker/dealer, registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (the "FINRA").

Nature of Business

The Company's purpose is to advise other companies on all financial matters, including advice on financing, securities offerings and private placement of securities. The Company does not carry customer accounts or perform custodial functions related to customer securities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Investment banking fees are recorded upon the closing of the transaction and consulting fee income is recorded when processed.

Depreciation

The cost of fixed assets is depreciated over their estimated useful lives on a straight line basis for book purposes and on an accelerated basis for tax purposes.

Fair Value Measurement - Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement - Definition and Hierarchy (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

The Company did not hold any securities as of December 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015
(continued)

NOTE 3. INCOME TAXES

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and for state income taxes. Accordingly, no provision has been made for both Federal and state income taxes since the net income or loss of the Company is to be included in the tax return of the individual shareholder.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2014, 2013 and 2012.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $9,839, which was $4,839 in excess of its required net capital of $5,000. The Company's net capital ratio was 6.67 to 1.

NOTE 5. FIXED ASSETS

Fixed assets at December 31, 2015 consist of the following:

Automobile	$ 36,340
Computers, Equipment and Furniture	51,609
Artwork	10,750
Leasehold Improvements	4,177
	102,876
Less: Accumulated depreciation	(88,492)
	$ 14,384

NOTE 6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the stockholder. The agreement provides that the stockholder shall pay the occupancy expense and allocate it to the Company. Pursuant to the agreement, such allocation is considered to be a contribution to the Company. For the year ended December 31, 2015, the occupancy expense amounted to $30,000.

NOTE 7. OFF BALANCE SHEET RISK

The company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 8. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Except for the indemnifications described in Note 7, the Company has issued no guarantees at December 31, 2015 or during the year then ended.

NOTE 9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

NOTE 10. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
Hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 43354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

NOLAN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 MAIN ROAD
(No. And Street)

MONTEREY (City) MA (State) 01245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE P. KELLY (413)528-3599
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 WEST 37TH STREET, 4TH FLOOR (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, BRUCE P. KELLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NOLAN SECURITIES CORPORATION, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA B CANTORAL
Notary Public - State of New York
NO. 01CA6247974
Qualified in Queens County
My Commission Expires 9/6/19

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Kelly Securities Corporation D/B/A Nolan Securities Corporation:

We have audited the accompanying statement of financial condition of Kelly Securities Corporation D/B/A Nolan Securities Corporation (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kelly Securities Corporation D/B/A Nolan Securities Corporation as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
March 12, 2016

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	75,448
Fixed assets (net of accumulated depreciation of $88,492)		14,384
TOTAL ASSETS	$	89,832

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	65,609
TOTAL LIABILITIES		65,609
Stockholder's equity:		
Common stock, no par value, 100 shares authorized, issued and outstanding		5
Additional paid-in capital		394,140
Accumulated deficit		(369,922)
Total stockholder's equity		24,223
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	89,832

The accompanying notes are an integral part of this financial statement.

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Kelly Securities Corporation D/B/A Nolan Securities Corporation (the "Company") is a broker/dealer, registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (the "FINRA").

Nature of Business

The Company's purpose is to advise other companies on all financial matters, including advice on financing, securities offerings and private placement of securities. The Company does not carry customer accounts or perform custodial functions related to customer securities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Investment banking fees are recorded upon the closing of the transaction and consulting fee income is recorded when processed.

Depreciation

The cost of fixed assets is depreciated over their estimated useful lives on a straight line basis for book purposes and on an accelerated basis for tax purposes.

Fair Value Measurement - Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement - Definition and Hierarchy (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

The Company did not hold any securities as of December 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015
(continued)

NOTE 3. INCOME TAXES

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and for state income taxes. Accordingly, no provision has been made for both Federal and state income taxes since the net income or loss of the Company is to be included in the tax return of the individual shareholder.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2014, 2013 and 2012.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $9,839, which was $4,839 in excess of its required net capital of $5,000. The Company's net capital ratio was 6.67 to 1.

NOTE 5. FIXED ASSETS

Fixed assets at December 31, 2015 consist of the following:

Automobile	$ 36,340
Computers, Equipment and Furniture	51,609
Artwork	10,750
Leasehold Improvements	4,177
	102,876
Less: Accumulated depreciation	(88,492)
	$ 14,384

NOTE 6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the stockholder. The agreement provides that the stockholder shall pay the occupancy expense and allocate it to the Company. Pursuant to the agreement, such allocation is considered to be a contribution to the Company. For the year ended December 31, 2015, the occupancy expense amounted to $30,000.

NOTE 7. OFF BALANCE SHEET RISK

The company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 8. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Except for the indemnifications described in Note 7, the Company has issued no guarantees at December 31, 2015 or during the year then ended.

NOTE 9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

NOTE 10. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015